PMU News Release #12-02
TSX: PMU
OTCQX: PFRMF

March 06, 2012

Pacific Rim Mining Announces Changes to Board of Directors

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) announces the appointment by the Company’s Board of Directors of Mr. Tim Baker as an Independent Non-Executive Director and the retirement of Mr. Anthony Petrina from the Company’s Board.

Mr. Petrina has been an integral member of the Company’s Board of Directors since 1996. With exceptional leadership talent, backed by his technical expertise and extensive experience in the mining industry, Tony consistently and unreservedly provided the Company with perceptive advice and thoughtful opinion.

“It has truly been my privilege and honor to learn from and work with Tony,” says Tom Shrake, President and CEO. “Tony has been very supportive of Pacific Rim, through good times and bad, and it’s greatly appreciated.” “It has been my great pleasure to work with Tony at Pacific Rim over the years, and I join the rest of the board in wishing him all the best in his retirement” adds Catherine McLeod-Seltzer, Chairman.

Mr. Baker is a geologist with extensive operational and production experience at mines located in Latin America and worldwide. Tim is a director of several mining companies including Eldorado Gold Corp., Augusta Resource Corporation and Antofagasta Plc. He was previously Executive Vice-President and Chief Operating Officer at Kinross Gold Corporation, prior to which he was Executive General Manager of Placer Dome Chile.

“Tim is a fantastic addition to Pacific Rim’s Board of Directors and I join Catherine and the remainder of the Board in welcoming him,” says Tom Shrake. “He is known as an innovator in the development and operation of mining ventures around the world and brings a wealth of experience and talent to our group.”

About Pacific Rim
Pacific Rim is an environmentally and socially responsible exploration company whose business plans and management talent focus on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company holds a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact are forward-looking statements, which by their nature involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks identified in our annual information form and other filings with the TSX and applicable Canadian securities regulations. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com